FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 28 November 2006 that Merrill Lynch & Co., Inc. no longer had a notifiable interest the ordinary shares of US$0.50 each in HSBC Holdings plc.

A copy of the letter of the notification is quoted below.

P A Stafford
Deputy Group Company Secretary
HSBC Holdings plc

Letter to HSBC Holdings plc dated 28 November 2006 from - Merrill Lynch International


"Dear Sir
                   Companies Act 1985 ss 198-202 (as amended)

We wish to notify you, by reason of the provisions of section 203 of the above Act, that the companies, the names and addresses of which are set out in the Schedule to this letter no longer have a notifiable interest as previously disclosed by us and we should be grateful if you would treat this letter as making such disclosure on its behalf.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

(Signed)
Duly authorised for and on behalf
Of the notifying companies

Schedule

Part 1

Name                                       Address
BlackRock Investment                       33 King William Street
Management (UK) Limited                    London EC4R 9AS


Part 2

Merrill Lynch & Co., Inc.                  World Financial Center
                                           North Tower
                                           250 Vesey Street
                                           New York
                                           NY 10281-1332"





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 November, 2006